Exhibit 99.3

Pure NJ Logistics LLC.

Financial Statements

As of December 31, 2023

Pure NJ Logistics LLC.

Financial Statements

As of December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pure NJ logistics LLC.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Pure NJ logistics LLC. (“the Company”) as of December 31, 2023, and 2022 and the related statements of operations and comprehensive loss, statement of stockholders’ deficit and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Elkana Amitai CPA

We have served as the Company's auditor since 2024.

Mitzpe Netofa, Israel

March 12, 2024

Pure NJ Logistics LLC.

BALANCE SHEETS

U.S. dollars in thousands

		As of December 31,
		2023	2022
	Note	USD in thousands
ASSETS
Current assets
Cash and cash equivalents		66	7
Rental Deposit	3	247	247
Trade receivables		279	661
Other current receivables		7	138
Total current assets		599	558
Non-current assets
Fixed assets, net	4	241	270
Intangible assets	5	1,200	1,200
Operating lease right-of-use asset	6	6,519	7,331
Total non-current assets		7,960	8,801
TOTAL ASSETS		8,559	9,359
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables		112	10
Operating lease liability	6	773	718
Other current payables	7	114	421
Total current liabilities		999	1,149
Operating lease liability non-current	6	5,946	6,719
Members loans	8	1,120	961
TOTAL LIABILITIES		8,065	8,829
Shareholders’ equity
Members Contributions		561	412
Accumulated deficit		(67)	118
Total equity		494	530

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,559	9,359

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

U.S. dollars in thousands except share and per share data

		Year ended December 31,
		2023	2022
	Note	USD in thousands
Revenues		2,438	1,924
Cost of revenues	9	(2,281)	(1,507)
Gross profit		157	417
Sales and marketing expenses		(28)	(17)
General and administrative expenses	10	(293)	(233)
Operating profit		(164)	167
Financial expenses, net	11	(21)	(49)
Net loss		(185)	118

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Year ended December 31, 2023

U.S. dollars in thousands

	Additional paid in capital	Accumulated Surplus (deficit)	Total equity
	USD in thousands
BALANCE AS OF DECEMBER 31, 2021	-	-	-
CHANGES DURING 2022:
Members contributions	412	-	412
profit for the year	-	118	118
BALANCE AS OF DECEMBER 31, 2022	412	118	530
CHANGES DURING 2023:
Members contributions	149	-	149
Loss for the year	-	(185)	(185)
BALANCE AS OF DECEMBER 31, 2023	561	(67)	494

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022
	USD in thousands
Cash flows from Operating Activities
Loss for the year	(185)	118
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	29	17
Changes in right of use asset	812	662
Changes in assets and liabilities:
Decrease (increase) in other current assets	131	(138)
Increase in rent deposit	-	(247)
Increase (decrease) in trade payables	102	10
Increase in trade receivables	(113)	(166)
Change in operating lease liability	(719)	(557)
Increase (decrease) in other payables	(306)	422
Net cash used in operating activities	(249)	121
Cash flows from Investing Activities
Goodwill	-	(1,200)
Purchase of fixed assets	-	(287)
Net cash provided by (used in) investing activities	-	(1,487)
Cash flows from Financing Activities
Members loans	159	961
Members contributions	149	412
Net cash provided by financing activities	308	1,373
Increase in cash and cash equivalents and restricted cash	59	7
Cash and cash equivalents and restricted cash at the beginning of the period	7	-
Cash and cash equivalents and restricted cash at the end of the period	66	7

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

NOTE 1 – GENERAL

Pure NJ Logistics LLC (the "Company") was incorporated in the State of New Jersey on February 28, 2022. The Company's registered address is 1200 Fuller Road, Linden, NJ, USA.

The Company provides a range of logistics services through its warehouse operations. These services include container unloading and loading, short and long-term storage, packaging, and shipping of kits to customers. Additionally, the Company engages in Fulfillment by Amazon (FBA) activities, wherein sellers who do not have storage facilities with Amazon store their products with the Company, which then transfers these products to Amazon as required.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation of the financial statements:

The Company’s financial statements have been prepared in accordance with the United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (ASC).

b. Use of estimates, assumptions and judgments:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and impairment loss is recognized.

c. financial statements in U.S dollars:

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The Company’s management believes that the functional currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars at each reporting period end in accordance with ASC No. 830 “Foreign Currency Matters.” All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financing income or expenses as appropriate.

Pure NJ logistics LLC.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

d. Cash and cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired, and investments with maturities of longer than three months where the investment can be liquidated before the maturity date without a significant penalty.

e. Fair value of financial instruments:

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1	—	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2	—	Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3	—	Unobservable inputs are used when little or no market data are available.

The carrying amounts of cash and cash equivalents, trade payable and accrued expenses and other payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amount of warrant liabilities is recorded at the fair value at each reporting period.

f. Leases

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company's consolidated balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. When the Company's lease did not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The implicit rate within the operating leases is generally not reasonably determinable, therefore, the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at the commencement date in determining the present value of lease payments.

The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. The operating lease ROU asset excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain leases, such as real estate assets, the Company accounts for the lease and non-lease components as a single lease component.

Pure NJ Logistics LLC.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for facilities and equipment. Instead, the Company recognizes the lease payments in the consolidated statement of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

f. Revenue recognition:

The Company applies ASC 606 “Revenue from contracts with customers” (“ASC 606”). Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when or as performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. The Company then allocates the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

NOTE 3 – RENT DEPOSIT

This amount relates to a security deposit required under the terms of the lease agreement for the Company’s warehouse facility. The deposit is held by the landlord for the duration of the lease and is restricted from general use by the Company. The funds will remain restricted until the lease terminates and all obligations under the lease are fulfilled.

NOTE 4 – FIXED ASSETS, NET

	December 31,
	2023	2022
	USD in thousands
Cost:
Office furniture	51	51
Equipment	228	228
Vehicles	7	7
Total Cost	286	286

Less – accumulated depreciation	(45)	(16)
Fixed assets, net	241	270

Depreciation expenses for the years ended December 31, 2023, and December 31, 2022, were $29 and $16, respectively.

Pure NJ Logistics LLC.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

NOTE 5 – INTANGIBLE ASSET

As of December 31, 2023, the Company has recorded goodwill of $1,200 on the balance sheet. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations. Goodwill is not amortized but is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that the asset might be impaired, no impairment was identified.

NOTE 6 – LEASES

The Company, currently have 3-year and 10 months leases for their warehouses with options to extend the leases for another 5 years. The lease and the extension option end on November 30,2025, and December 14, 2030, respectively.

As of December 31, 2023, the Right-of-Use (ROU) asset and corresponding lease liabilities are recorded as follows:

●	ROU Asset: $6,519

●	Current Lease Liability: $773

●	Non-Current Lease Liability: $5,946

The ROU asset is being depreciated over the initial lease term and is subject to impairment review as per the Company’s accounting policy. The lease liability represents the present value of future lease payments, discounted at the Company’s incremental borrowing rate of 3.5%.

The lease liability is classified as a current liability for the portion of payments due within 12 months and as a non-current liability for the remaining balance.

Contractual undiscounted cash flow

Year	USD
2024	992
2025	1,022
2026	1,052
2027	1,084
2028	1,117
6 and above	2,335
7,602

Pure NJ Logistics LLC.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

NOTE 7 – OTHER CURRENT PAYABLES

	December 31,
	2023	2022
	USD in thousands
Institutions	7	7
Accrued expenses	107	-
Others	-	414
	114	421

NOTE 8 – MEMBERS LOANS

During the years ended December 31, 2023, and December 31, 2022, the Company received loans from its members to support its operations. The loans bear interest at a rate of 2% per annum. In 2023, members provided loans totaling $159,000) 2022: $961,000(. Interest expenses related to these loans amounted to $21,000 and $12,000 for the years ended December 31, 2023, and 2022, respectively.

NOTE 9 – COST OF REVENUES

	Year ended December 31,
	2023	2022
	USD in thousands
Payroll and related expenses	549	334
Lease expenses and maintenance	1,342	933
Shipping and transportation expenses	343	196
Materials	14	12
Depreciation	29	16
Other	4	16
	2,281	1,507

Pure NJ Logistics LLC.

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

NOTE 10 – GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2023	2022
	USD in thousands
Professional services	153	118
Office Expenses	70	53
Insurance	8	10
Travel expenses	22	29
Other	40	23
	293	233

NOTE 11 – FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2023	2022
	USD in thousands
Member loan interest and others	20	49
Other	1	-
	21	49